China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
The People's Republic of China

Via EDGAR

February 11, 2010

Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010, USA

Re:	China Petroleum & Chemical Corp. Form 20-F for the Fiscal Year Ended December 31, 2008 Filed May 20, 2009 File No. 1-15138

Dear Ms. Blye:

We refer to your letter dated February 1, 2010 regarding our letter filed with the Commission on January 11, 2010 in response to your comments on the Form 20-F of China Petroleum & Chemical Corporation (the “Company”) for the fiscal year ended December 31, 2008 filed with the Commission on May 20, 2009 with the file number 1-15138.   Set forth below are our responses to your comments. For your convenience, we have also restated your comments below in italics.

1.
We note your response to comment 2 of our letter dated December 24, 2009.  With regard to your risk factor that references purchases of crude oil from countries that are subject to OFAC sanction, in future filings please revise the risk factor to identify Iran and Sudan as sanctioned countries from which you purchase crude oil.

We respectfully submit that the Company will revise in future filings, starting with the Form 20-F for the fiscal year ended December 31, 2009, the risk factor to identify Iran and Sudan as sanctioned countries from which the Company purchases crude oil.

2.
We note the representations in your letter dated February 7, 2007, that you maintain separate operations, financings, employees and revenues from your controlling shareholder, China Petrochemical Corporation, and the representation in your letter dated September 28, 2007, that there are no shared employees between you and China Petrochemical Corporation.  Please confirm, if true, that this information continues to be correct.

We respectfully submit that the Company continues to maintain separate operations, financing, employees and revenues from China Petrochemical Corporation (“CPC”), and in connection with any activities of CPC in those countries that are subject to OFAC sanctions, there are no shared employees between the Company and CPC.

*           *           *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at +8610-5996-0028 if you have any questions.  Please fax all your future correspondences to +8610-5996-0386.  Thank you very much.

Sincerely,

China Petroleum & Chemical Corporation

/s/ Chen Ge
Chen Ge
Secretary to the Board of Directors